UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

July 24, 2013
Date of report (date of earliest event reported)

Raymond James Financial, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Florida
(State or Other Jurisdiction of Incorporation)

1-9109   **59-1517485**
(Commission File Number)   (IRS Employer Identification No.)

880 Carillon Parkway St. Petersburg, FL 33716
(Address of Principal Executive Offices) (Zip Code)

(727) 567-1000
(Registrant's Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition

On July 24, 2013, Raymond James Financial, Inc. (the "Company") issued a press release disclosing its results for the third quarter ended June 30, 2013. A copy of the release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information furnished herein, including Exhibit 99.1, is not deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section. This information will not be deemed to be incorporated by reference into any filing under the Securities Act or the Exchange Act, except to the extent that the registrant specifically incorporates it by reference.

Item 7.01 Regulation FD Disclosure

On July 24, 2013, the Company issued the press release referred to under Item 2.02 providing previously non-public information consisting of statements relating to the Company's business and results of operations.

Item 9.01 Financial Statements and Exhibits

(d) The following is filed as an exhibit to this report:

Exhibit No.

99.1 Press release dated July 24, 2013, issued by Raymond James Financial, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RAYMOND JAMES FINANCIAL, INC.

Date: July 24, 2013   By: /s/ Jeffrey P. Julien
                                            Jeffrey P. Julien
                                            Executive Vice President - Finance,
                                            Chief Financial Officer and Treasurer

EXHIBIT 99.1

RAYMOND JAMES

JULY 24, 2013   FOR IMMEDIATE RELEASE

RAYMOND JAMES FINANCIAL REPORTS
THIRD QUARTER RESULTS

ST. PETERSBURG, Fla - Raymond James Financial, Inc. today reported quarterly net revenues of $1.11 billion for the third fiscal quarter of 2013, up 2 percent from the prior year's third quarter but down 3 percent from the preceding quarter. Net income for the quarter of $84 million resulted in earnings of $0.59 per diluted share, up 7 percent from the prior year's quarter and up 5 percent from the preceding quarter. Excluding non-recurring acquisition related expenses of $13.4 million, non-GAAP net income of $92.5[1] million resulted in earnings of $0.65[1] per diluted share, up 2 percent from the prior year's quarter but down 4 percent from the preceding quarter. For the first nine months of the fiscal year, net revenues were up 23 percent, net income was up 17 percent, and non-GAAP net income was up 20[1] percent over the same period last year.

"Most of our businesses performed as expected in the June quarter with the exception of Fixed Income. An upsurge in interest rates in June resulted in trading losses despite lower inventory levels," said CEO Paul Reilly.

The Private Client Group showed modest improvement over the preceding quarter. Revenues were up 2 percent, and the slightly better margin resulted in an 8 percent increase in pretax income. Despite a 2.4 percent rise in the S&P 500 index during the quarter, client assets under administration at June 30 were slightly lower than March 31 as: (1) Canadian-based client assets declined in U.S. dollar terms; and (2) fixed income oriented investments were negatively impacted by the rise in medium and long-term interest rates in June.

While Capital Markets results were relatively flat with the preceding quarter, there were significant changes in the underlying businesses. Equity Capital Markets was greatly improved as both M&A and new issue business rebounded from the slow March quarter. On the other hand, it was an extremely difficult quarter for Fixed Income as upward trending volatility in long-term interest rates led to low commission volumes and a net trading loss. The rise of yields on long-term municipal bonds rivaled those of October 2008 resulting in trading losses, particularly in the municipal bond inventories.

Asset Management results were the most improved of our primary segments on a sequential basis. Revenues grew 10 percent as both market appreciation and net inflows positively impacted assets under management, which rose to a record $52.2 billion at June 30. Positive operating leverage led to a 15 percent increase in pretax income over the preceding quarter.

Raymond James Bank results were down modestly from the preceding quarter due to a combination of factors. Net loan growth was better than anticipated, which created provision expense for loan losses in the current period but will help net interest earnings going forward. Also, despite a $5.6 million provision expense arising from the Office of the Comptroller of the Currency's (OCC) annual shared national credit exam and the provision expense related to the aforementioned loan growth, a large number of payoffs, paydowns and upgrades (some anticipated and some unanticipated) during the quarter led to a net benefit in the provision expense for loan losses. As forecast, the net interest margin continued to decrease as we maintain our focus on credit quality within our loan portfolio and competition for high quality loans is intense.

Also of note, the Proprietary Capital segment continued to make a meaningful contribution to pretax earnings. There were a number of relatively small positive valuation adjustments, many due to our receipt of audited statements for the majority of our investments during the June quarter.

"We are substantially complete with our various integration initiatives, highlighted most recently by a headcount reduction in Capital Markets at the end of June," Reilly said. "We continue to operate at elevated support levels as the familiarization and utilization of our systems by our legacy Morgan Keegan advisors will take some time. We are proud of the retention and integration efforts of our associates. With a continuation of good equity markets and some improvement in Fixed Income results, we look forward to resuming revenue growth and improving our overall margins."

---

(1)   Refer to the discussion and reconciliation of the GAAP results to the non-GAAP measures that follows the consolidated statement of income.

About Raymond James Financial, Inc.

Raymond James Financial (NYSE-RJF) is a Florida-based diversified holding company providing financial services to individuals, corporations and municipalities through its subsidiary companies. Its three principal wholly owned broker/dealers, Raymond James & Associates, Raymond James Financial Services and Raymond James Ltd., have approximately 6,300 financial advisors serving more than 2.5 million accounts in approximately 2,500 locations throughout the United States, Canada and overseas. In addition, total client assets are approximately $405 billion.

Forward Looking Statements

Certain statements made in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements regarding management expectations, strategic objectives, business prospects, anticipated expense savings, financial results, anticipated results of litigation and regulatory proceedings, and other similar matters are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. Those results or outcomes could occur as a result of a number of factors, which include, but are not limited to, the risks inherent in realizing the projected benefits of the Morgan Keegan acquisition, the inability to sustain revenue and earnings growth, changes in the capital markets, and other risk factors discussed in documents filed by Raymond James with the Securities and Exchange Commission from time to time, including Raymond James' 2012 Annual Report on Form 10-K and the quarterly report on Form 10-Q for the quarters ended December 31, 2012 and March 31, 2013, which is available on RAYMONDJAMES.COM and SEC.GOV. Any forward-looking statement speaks only as of the date on which that statement is made. Raymond James will not update any forward-looking statement to reflect events or circumstances that occur after the date on which the statement is made.

For more information, please contact Steve Hollister at 727-567-2824
Please visit the Raymond James Press Center at raymondjames.com/media.

Raymond James Financial, Inc.
Selected financial highlights (Unaudited)

Summary results of operations

	Three months ended				
	June 30, 2013	June 30, 2012	% Change	March 31, 2013	% Change
	($ in thousands, except per share amounts)				
Total revenues	$ 1,137,728	$ 1,115,762	2 %	$ 1,170,298	(3)%
Net revenues	$ 1,109,536	$ 1,086,208	2 %	$ 1,143,095	(3)%
Pre-tax income	$ 132,054	$ 124,870	6 %	$ 131,017	1 %
Net income	$ 83,862	$ 76,350	10 %	$ 79,960	5 %
Earnings per common share:					
Basic	$ 0.60	$ 0.55	9 %	$ 0.57	5 %
Diluted	$ 0.59	$ 0.55	7 %	$ 0.56	5 %
Non-GAAP results:[1]					
Non-GAAP pre-tax income	$ 145,503	$ 145,825	—	$ 158,103	(8)%
Non-GAAP net income	$ 92,522	$ 89,172	4 %	$ 96,528	(4)%
Non-GAAP earnings per common share:[1]					
Non-GAAP basic	$ 0.66	$ 0.65	2 %	$ 0.69	(4)%
Non-GAAP diluted	$ 0.65	$ 0.64	2 %	$ 0.68	(4)%

	Nine months ended		
	June 30, 2013	June 30, 2012	% Change
	($ in thousands, except per share amounts)		
Total revenues	$ 3,445,535	$ 2,804,432	23 %
Net revenues	$ 3,362,119	$ 2,740,922	23 %
Pre-tax income	$ 402,218	$ 347,218	16 %
Net income	$ 249,696	$ 212,544	17 %
Earnings per common share:			
Basic	$ 1.79	$ 1.61	11 %
Diluted	$ 1.76	$ 1.60	10 %
Non-GAAP results:[1]			
Non-GAAP pre-tax income	$ 460,135	$ 389,515	18 %
Non-GAAP net income	$ 285,651	$ 238,438	20 %
Non-GAAP earnings per common share:[1]			
Non-GAAP basic	$ 2.05	$ 1.83	12 %
Non-GAAP diluted	$ 2.01	$ 1.82	10 %

(1) Refer to the discussion and reconciliation of the GAAP results to the non-GAAP results that follows the consolidated statement of income.

Raymond James Financial, Inc.
Selected key metrics (Unaudited)

Details of certain key revenue and expense components:

	Three months ended		
	June 30, 2013	June 30, 2012	March 31, 2013
	(in thousands)		
Securities commissions and fees:			
PCG securities commissions and fees	$ 624,288	$ 576,252	$ 615,185
Capital Markets institutional sales commissions:			
Equity commissions	63,299	58,275	65,270
Fixed Income commissions	78,054	100,862	86,995
All other segments	3,183	2,554	2,666
Intersegment eliminations	(5,479)	(4,763)	(5,127)
Total securities commissions and fees	$ 763,345	$ 733,180	$ 764,989
Investment banking revenues:			
Underwritings	$ 29,418	$ 35,519	$ 28,590
Tax credit funds syndication fees	8,689	7,854	4,686
Advisory services [1]	29,950	28,893	16,979
Total investment banking revenues	$ 68,057	$ 72,266	$ 50,255
Other revenues:			
Realized/Unrealized gain attributable to the Albion private equity investment	$ —	$ 18,711 [2]	$ 65,334 [3]
Realized/Unrealized gain (loss) attributable to all other private equity investments	15,549	6,906	(459)
All other revenues	9,499	9,000	10,116
Total other revenues	$ 25,048	$ 34,617	$ 74,991
Other expense:			
Losses of real estate partnerships held by consolidated variable interest entities [4]	$ 7,024	$ 3,410	$ 12,751
Impairment of RJES goodwill	—	—	6,933 [5]
All other expenses	32,151	30,230	21,387
Total other expense	$ 39,175	$ 33,640	$ 41,071
Net (loss) income attributable to noncontrolling interests:			
Albion private equity investment	$ —	$ 16,078	$ 43,577
All other private equity investments	3,744	3,722	71
Consolidation of low-income housing tax credit funds	(7,953)	(5,878)	(13,504)
Other including RJES joint venture	1,052	(801)	(1,858)
Total net (loss) income attributable to noncontrolling interests	$ (3,157)	$ 13,121	$ 28,286

Continued on next page

(see explanations to the footnotes in the table above on the following pages)

Raymond James Financial, Inc.
Selected key metrics (Unaudited)
(continued from previous page)

	Nine months ended	
	June 30, 2013	June 30, 2012
	(in thousands)	
Securities commissions and fees:		
PCG securities commissions and fees	$ 1,835,010	$ 1,477,620
Capital Markets institutional sales commissions:		
Equity commissions	182,776	163,511
Fixed Income commissions	256,003	168,358
All other segments	8,567	7,471
Intersegment eliminations	(15,438)	(13,919)
Total securities commissions and fees	$ 2,266,918	$ 1,803,041
Investment banking revenues:		
Underwritings	$ 85,265	$ 76,993
Tax credit funds syndication fees	17,644	23,531
Advisory services [1]	100,273	69,032
Total investment banking revenues	$ 203,182	$ 169,556
Other revenues:		
Realized/Unrealized gain attributable to the Albion private equity investment	$ 74,370 [6]	$ 29,887 [2]
Realized/Unrealized gain attributable to all other private equity investments	25,865	8,318
All other revenues	30,873	27,022
Total other revenues	$ 131,108	$ 65,227
Other expense:		
Losses of real estate partnerships held by consolidated variable interest entities [4]	$ 23,081	$ 17,198
Impairment of RJES goodwill	6,933 [5]	—
All other expenses	81,009	67,953
Total other expense	$ 111,023	$ 85,151
Net income (loss) attributable to noncontrolling interests:		
Albion private equity investment	$ 51,318	$ 25,682
All other private equity investments	8,873	3,228
Consolidation of low-income housing tax credit funds	(26,697)	(25,194)
RJES joint venture	(2,968)	(1,023)
Other	2,623	630
Total net income attributable to noncontrolling interests	$ 33,149	$ 3,323

(see explanations to the footnotes in the table above on the following page)

Footnote explanations pertaining to the tables on the previous pages:

(1)   Comprised primarily of private placement and merger and acquisition fees.

(2)   Revenues include either income received or valuation increases of, our Albion Medical Holdings, Inc. ("Albion") investment. A significant portion of these gains are attributable to noncontrolling interests. After adjusting for the portion attributable to the noncontrolling interests, RJF's pre-tax share of these gains amount to $2.6 million and $4.2 million, for the three and nine months ended June 30, 2012, respectively.

(3)   Revenues in the March 2013 quarter include a $65.3 million unrealized gain (before consideration of noncontrolling interests and taxes) resulting from the March, 2013 agreement to sell our indirect investment in Albion. Since we only owned a portion of this indirect investment, our share of the gain after consideration of the noncontrolling interests (before any tax effects) amounts to $21.8 million. The sale transaction closed April 29, 2013.

(4)   Nearly all of these losses are attributable to noncontrolling interests. After adjusting for the portion attributable to the noncontrolling interests, RJF's share of these losses is insignificant in all periods presented.

(5)   The impairment expense is associated with our Raymond James European Securities ("RJES") reporting unit. RJES is a joint venture based in Paris, France that we hold a controlling interest in. RJES provides research coverage on European corporations. Prior to April, 2013 we did not own 100% of RJES, after adjusting for the portion attributable to the noncontrolling interests, RJF's pre-tax share of this loss in fiscal 2013 is approximately $4.6 million and the portion of the impairment expense attributable to the noncontrolling interests in fiscal 2013 is approximately $2.3 million.

(6)   Revenues in the nine months ended June 30, 2013 of $74 million include a $65.3 million realized gain (before consideration of noncontrolling interests and taxes) resulting from the sale of our indirect investment in Albion. Since we only owned a portion of this indirect investment, our share of these revenues after consideration of the noncontrolling interests (before any tax effects) amounts to $23 million.

Raymond James Financial, Inc.
Selected key metrics (Unaudited)

Selected Balance Sheet data:

	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Client margin balances	$ 1,815 mil.	$ 1,787 mil.	$ 1,850 mil.	$ 1,868 mil.	$ 1,902 mil.
Total assets	$ 22.2 bil.	$ 22.7 bil.	$ 22.3 bil.	$ 21.2 bil.	$ 21.2 bil.
Shareholders' equity	$ 3,544 mil.	$ 3,471 mil.	$ 3,380 mil.	$ 3,269 mil.	$ 3,158 mil.
Book value per share	$ 25.62	$ 25.14	$ 24.59	$ 24.02	$ 23.29
Tangible book value per share (a non-GAAP measure) [1]	$ 23.06	$ 22.56	$ 21.92	$ 21.42	$ 20.63
Return on equity for the quarter (annualized)	9.6 %	9.3 %	10.3 %	10.4 %	9.8 %
Return on equity for the quarter - computed based on non-GAAP measures (annualized) [2]	10.5 %	11.2 %	11.6 %	12.0 %	11.5 %
Return on equity - year to date (annualized)	9.7 %	9.8 %	10.3 %	9.7 %	9.9 %
Return on equity - year to date - computed based on non-GAAP measures (annualized) [2]	11.1 %	11.4 %	11.6 %	11.0 %	11.1 %
Total capital (to risk-weighted assets)	19.2 % [3]	18.1 %	19.1 %	18.9 %	17.9 %
Tier I capital (to adjusted assets)	14.2 % [3]	13.6 %	13.9 %	14.0 %	13.7 %

PCG financial advisors and investment advisor representatives:

	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
United States	5,428	5,431	5,427	5,452	5,489
Canada	449	448	463	473	471
United Kingdom	72	71	65	66	64
Investment advisor representatives [4]	352	347	334	339	343
Total advisors	6,301	6,297	6,289	6,330	6,367

Selected client asset metrics:

	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
Financial assets under management	$ 52.2 bil.	$ 51.0 bil.	$ 46.5 bil. [5]	$ 42.8 bil.	$ 40.9 bil.
Client assets under administration [6]	$ 405.8 bil.	$ 406.8 bil.	$ 387.9 bil.	$ 386.0 bil.	$ 372.1 bil.

(see explanations to the footnotes in the tables above on the following page)

Raymond James Financial, Inc.
Selected key metrics (Unaudited)
(continued from previous page)

Footnote explanations pertaining to the tables on the previous page:

(1)   Tangible book value per share (a non-GAAP measure) is computed by dividing shareholders' equity, less goodwill and other intangible assets in the amount of $363 million, $365 million, $375 million, $361 million, and $367 million as of June 30, 2013, March 31, 2013, December 31, 2012, September 30, 2012 and June 30, 2012, respectively, which are net of their related deferred tax balance in the amounts of $8.4 million, $9 million, $6.8 million, $7.6 million, and $6.7 million as of June 30, 2013, March 31, 2013, December 31, 2012, September 30, 2012 and June 30, 2012, respectively, by the number of common shares outstanding. Management believes tangible book value per share is a measure that the Company and investors use to assess capital strength and that the GAAP and non-GAAP measures should be considered together.

(2)   Refer to the discussion and reconciliation of the GAAP results to the non-GAAP results that follows the consolidated statement of income. This computation utilizes the net income attributable to RJF, Inc.-non-GAAP basis and the average equity-non-GAAP basis, as presented in the referenced reconciliation, in the computation.

(3)   Estimated

(4)   Investment advisor representatives with custody only relationships located in the United States and the United Kingdom.

(5)   Includes approximately $3.1 billion as of December 31, 2012, in assets managed by ClariVest, an entity which we acquired a 45% interest in as of December 24, 2012.

(6)   Includes assets held for institutional clients of approximately $18 billion for June 30, 2013, $19 billion for March 31, 2013 and $18 billion for December 31, 2012, September 30, 2012 and June 30, 2012 respectively.

Raymond James Financial, Inc.
Segment Results (Unaudited)

($ in thousands)

	Three months ended				
	June 30, 2013	June 30, 2012	% Change	March 31, 2013	% Change
Revenues:					
Private Client Group	$ 741,617	$ 684,684	8 %	$ 726,760	2 %
Capital Markets	218,097	257,291	(15)%	220,092	(1)%
Asset Management	76,805	60,611	27 %	69,541	10 %
RJ Bank	83,068	90,289	(8)%	89,821	(8)%
Emerging Markets	6,419	5,074	27 %	6,385	1 %
Securities Lending	3,373	2,324	45 %	2,062	64 %
Proprietary Capital (1)	19,254	27,736	(31)%	65,394	(71)%
Other	3,728	2,151	73 %	4,668	(20)%
Intersegment eliminations	(14,633)	(14,398)		(14,425)	
Total revenues	**$ 1,137,728**	**$ 1,115,762**	**2 %**	**$ 1,170,298**	**(3)%**
Pre-tax income (excluding noncontrolling interests):					
Private Client Group	$ 56,738	$ 64,332	(12)%	$ 52,702	8 %
Capital Markets	15,593	27,776	(44)%	15,307 (2)	2 %
Asset Management	23,928	17,030	41 %	20,860	15 %
RJ Bank	62,881	59,801	5 %	64,276	(2)%
Emerging Markets	454	(2,162)	121 %	1,082	(58)%
Securities Lending	1,926	1,148	68 %	882	118 %
Proprietary Capital	14,002	5,345	162 %	20,150	(31)%
Other (3)	(43,468)	(48,400)	10 %	(44,242)	2 %
Pre-tax income (excluding noncontrolling interests)	**$ 132,054**	**$ 124,870**	**6 %**	**$ 131,017**	**1 %**

	Nine months ended		
	June 30, 2013	June 30, 2012	% Change
Revenues:			
Private Client Group	$ 2,181,191	$ 1,781,068	22 %
Capital Markets	685,743	558,582	23 %
Asset Management	211,975	175,623	21 %
RJ Bank	264,939	250,841	6 %
Emerging Markets	18,393	18,253	1 %
Securities Lending	6,923	7,499	(8)%
Proprietary Capital (1)	105,264	41,599	153 %
Other	13,700	8,082	70 %
Intersegment eliminations	(42,593)	(37,115)	
Total revenues	**$ 3,445,535**	**$ 2,804,432**	**23 %**
Pre-tax income (excluding noncontrolling interests):			
Private Client Group	$ 162,351	$ 159,989	1 %
Capital Markets	62,507 (2)	59,789	5 %
Asset Management	65,731	49,464	33 %
RJ Bank	195,100	170,117	15 %
Emerging Markets	(818)	(5,710)	86 %
Securities Lending	3,347	3,784	(12)%
Proprietary Capital	39,872	9,021	342 %
Other (3)	(125,872)	(99,236)	(27)%
Pre-tax income (excluding noncontrolling interests)	**$ 402,218**	**$ 347,218**	**16 %**

(1) The three months ended March, 2013 revenues include a $65.3 million unrealized gain (before consideration of noncontrolling interests and taxes) resulting from the March, 2013 agreement to sell our indirect investment in Albion. Since we only owned a portion of this indirect investment, our share of the gain after consideration of the noncontrolling interests (before any tax effects) amounts to $21.8 million for the three months ended March 31, 2013. The sale transaction closed April 29, 2013. The nine months ended June 30, 2013 includes other income received and valuation increases of the Albion investment for a total of $74 million ($23 million net of noncontrolling interests). In the prior periods, three and nine months ended June 30, 2012 includes other income received and valuation increases of the Albion investment of $2.6 million and $4.2 million (after noncontrolling interests), respectively.

(2) The March, 2013 and fiscal year 2013 segment results are negatively impacted by; a $4.6 million (RJF's portion) impairment of goodwill in our RJES reporting unit (refer to further discussion in the selected key metrics section) and a $1.6 million one-time restructuring expense (refer to the Reconciliation of the GAAP results to the non-GAAP measures on the following pages for quantification of the amounts).

(3) The Other segment includes the acquisition, integration and certain interest expenses incurred with respect to acquisitions, refer to the Reconciliation of the GAAP results to the non-GAAP measures on the following pages for quantification of the amounts.

Raymond James Financial, Inc.
Consolidated Statement of Income
(Unaudited)
(in thousands, except per share amounts)

			Three months ended		
	June 30, 2013	June 30, 2012	% Change	March 31, 2013	% Change
Revenues:					
Securities commissions and fees	$ 763,345	$ 733,180	4 %	$ 764,989	—
Investment banking	68,057	72,266	(6)%	50,255	35 %
Investment advisory fees	74,601	57,887	29 %	65,503	14 %
Interest	117,376	121,186	(3)%	118,032	(1)%
Account and service fees	90,757	82,082	11 %	88,400	3 %
Net trading (loss) profit	(1,456)	14,544	(110)%	8,128	(118)%
Other	25,048	34,617 [1]	(28)%	74,991 [2]	(67)%
Total revenues	1,137,728	1,115,762	2 %	1,170,298	(3)%
Interest expense	28,192	29,554	(5)%	27,203	4 %
Net revenues	1,109,536	1,086,208	2 %	1,143,095	(3)%
Non-interest expenses:					
Compensation, commissions and benefits	772,324	736,050	5 %	763,047	1 %
Communications and information processing	67,138	55,282	21 %	65,018	3 %
Occupancy and equipment costs	39,323	41,087	(4)%	38,694	2 %
Clearance and floor brokerage	9,266	11,025	(16)%	11,405	(19)%
Business development	31,737	33,098	(4)%	31,488	1 %
Investment sub-advisory fees	10,369	7,765	34 %	8,410	23 %
Bank loan loss (benefit) provision	(2,142)	9,315	(123)%	3,737	(157)%
Acquisition related expenses	13,449	20,955	(36)%	20,922	(36)%
Other	39,175	33,640	16 %	41,071 [3]	(5)%
Total non-interest expenses	980,639	948,217	3 %	983,792	—
Income including noncontrolling interests and before provision for income taxes	128,897	137,991	(7)%	159,303	(19)%
Provision for income taxes	48,192	48,520	(1)%	51,057	(6)%
Net income including noncontrolling interests	80,705	89,471	(10)%	108,246	(25)%
Net (loss) income attributable to noncontrolling interests	(3,157)	13,121	(124)%	28,286	(111)%
Net income attributable to Raymond James Financial, Inc.	$ 83,862	$ 76,350	10 %	$ 79,960	5 %
Net income per common share – basic	$ 0.60	$ 0.55	9 %	$ 0.57	5 %
Net income per common share – diluted	$ 0.59	$ 0.55	7 %	$ 0.56	5 %
Weighted-average common shares outstanding – basic	138,185	135,256		137,817	
Weighted-average common and common equivalent shares outstanding – diluted	141,231	136,657		140,722	

(1) The three months ended June 30, 2012 includes other income received and valuation increases of the Albion investment of $18.7 million, our share after consideration of the noncontrolling interests (before any tax effects) amounts to $2.6 million.

(2) Revenues include a $65.3 million unrealized gain (before consideration of noncontrolling interests and taxes) resulting from the March, 2013 agreement to sell our indirect investment in Albion. Since we only own a portion of this indirect investment, our share of the gain after consideration of the noncontrolling interests (before any tax effects) amounts to $21.8 million.

(3) Other expense includes $6.9 million of goodwill impairment expense associated with RJES (refer to the selected key metrics section for further discussion). Since we did not own 100% of RJES, prior to April, 2013, the effect of this goodwill impairment expense on the pre-tax income attributable to Raymond James Financial, Inc is $4.6 million and the portion of the impairment expense attributable to the noncontrolling interests is $2.3 million.

Raymond James Financial, Inc.
Consolidated Statement of Income
(Unaudited)
(in thousands, except per share amounts)

	Nine months ended		
	June 30, 2013	June 30, 2012	% Change
Revenues:			
Securities commissions and fees	$ 2,266,918	$ 1,803,041	26 %
Investment banking	203,182	169,556	20 %
Investment advisory fees	202,174	165,661	22 %
Interest	358,534	332,134	8 %
Account and service fees	267,608	231,947	15 %
Net trading profit	16,011	36,866	(57)%
Other	131,108 [1]	65,227 [2]	101 %
Total revenues	3,445,535	2,804,432	23 %
Interest expense	83,416	63,510	31 %
Net revenues	3,362,119	2,740,922	23 %
Non-interest expenses:			
Compensation, commissions and benefits	2,297,919	1,874,563	23 %
Communications and information processing	192,522	136,590	41 %
Occupancy and equipment costs	117,495	94,255	25 %
Clearance and floor brokerage	30,839	27,549	12 %
Business development	93,854	88,319	6 %
Investment sub-advisory fees	26,829	21,470	25 %
Bank loan loss provision	4,518	21,925	(79)%
Acquisition related expenses	51,753	40,559	28 %
Other	111,023 [3]	85,151	30 %
Total non-interest expenses	2,926,752	2,390,381	22 %
Income including noncontrolling interests and before provision for income taxes	435,367	350,541	24 %
Provision for income taxes	152,522	134,674	13 %
Net income including noncontrolling interests	282,845	215,867	31 %
Net income attributable to noncontrolling interests	33,149	3,323	NM
Net income attributable to Raymond James Financial, Inc.	$ 249,696	$ 212,544	17 %
Net income per common share – basic	$ 1.79	$ 1.61	11 %
Net income per common share – diluted	$ 1.76	$ 1.60	10 %
Weighted-average common shares outstanding – basic	137,493	129,206	
Weighted-average common and common equivalent shares outstanding – diluted	140,165	130,187	

(1) Revenues in the nine months ended June 30, 2013 include a $65.3 million gain (before consideration of noncontrolling interests and taxes) primarily resulting from the sale of our indirect investment in Albion, as well as other pre-sale income received on the Albion investment. Since we only owned a portion of this indirect investment, our share of the gains after consideration of the noncontrolling interests (before any tax effects) amounts to $21.8 million.

(2) Revenues in the nine months ended June 30, 2012 include $29.9 million of other income received and valuation increases of the Albion investment, our share after consideration of the noncontrolling interests (before any tax effects) was $4.2 million.

(3) Other expense in fiscal year 2013 includes $6.9 million of goodwill impairment expense associated with our RJES reporting unit (refer to further discussion in the selected key metrics section). The effect of this goodwill impairment expense on the pre-tax income attributable to RJF is $4.6 million and since prior to April, 2013 we did not own 100% of RJES, the portion of the impairment expense attributable to the noncontrolling interests is $2.3 million.

Raymond James Financial, Inc.
Reconciliation of the GAAP results to the non-GAAP measures (Unaudited)

The company believes that the non-GAAP measures provide useful information by excluding those items that may not be indicative of the company's core operating results and that the GAAP and the non-GAAP measures should be considered together. The non-GAAP adjustments include one-time acquisition and integration costs, incremental interest expense, RJES goodwill impairment expense, RJES one-time restructuring expense and the impact of additional common shares issued. See the footnotes below for further details of each item.

The following table provides a reconciliation of the GAAP basis to the non-GAAP measures:

	Three months ended			Nine months ended	
	June 30, 2013	June 30, 2012	March 31, 2013	June 30, 2013	June 30, 2012
	(in thousands, except per share amounts)				
Net income attributable to RJF, Inc. - GAAP basis	$ 83,862	$ 76,350	$ 79,960	$ 249,696	$ 212,544
Non-GAAP adjustments:					
Acquisition related expenses (1)	13,449	20,955	20,922	51,753	40,559
RJF's share of RJES goodwill impairment expense (2)	—	—	4,564	4,564	—
RJES restructuring expense (3)	—	—	1,600	1,600	—
Interest expense (4)	—	—	—	—	1,738
Sub-total pre-tax non-GAAP adjustments	13,449	20,955	27,086	57,917	42,297
Tax effect of non-GAAP adjustments (5)	(4,789)	(8,133)	(10,518)	(21,962)	(16,403)
Net income attributable to RJF, Inc. - Non-GAAP basis	$ 92,522	$ 89,172	$ 96,528	$ 285,651	$ 238,438
Non-GAAP adjustments to common shares outstanding:					
Effect of February 2012 share issuance on weighted average common shares outstanding (6)	—	—	—	—	(1,866)
Non-GAAP earnings per common share:					
Non-GAAP basic	$ 0.66	$ 0.65	$ 0.69	$ 2.05	$ 1.83
Non-GAAP diluted	$ 0.65	$ 0.64	$ 0.68	$ 2.01	$ 1.82
Average equity - GAAP basis (7)	$ 3,507,475	$ 3,122,774	$ 3,425,278	$ 3,415,923	$ 2,867,459
Average equity - non-GAAP basis (8)	$ 3,532,111	$ 3,105,209	$ 3,437,299	$ 3,427,428	$ 2,858,676
Return on equity for the quarter (annualized)	9.6%	9.8%	9.3%	N/A	N/A
Return on equity for the quarter - non-GAAP basis (annualized) (9)	10.5%	11.5%	11.2%	N/A	N/A
Return on equity - year to date (annualized)	N/A	N/A	N/A	9.7%	9.9%
Return on equity year to date - non-GAAP basis (annualized) (9)	N/A	N/A	N/A	11.1%	11.1%

(see explanations to the footnotes in the table above on the following page)

Raymond James Financial, Inc.
Reconciliation of the GAAP results to the non-GAAP measures (Unaudited)

(continued from previous page)

Footnote explanations pertaining to the table on the previous page:

(1) The non-GAAP adjustment adds back to pre-tax income one-time acquisition and integration expenses associated with acquisitions that were incurred during each respective period.

(2) The non-GAAP adjustment adds back to pre-tax income RJF's share of the total goodwill impairment expense of $6.9 million recorded in the March, 2013 quarter associated with our RJES reporting unit. The effect of this goodwill impairment expense on the pre-tax income attributable to Raymond James Financial, Inc is $4.6 million and since prior to April, 2013, we did not own 100% of RJES, the portion of the impairment expense attributable to the noncontrolling interests is $2.3 million.

(3) The non-GAAP adjustment adds back to pre-tax income a one-time restructuring expense associated with our RJES operations recorded in the March, 2013 quarter.

(4) The non-GAAP adjustment adds back to pre-tax income the incremental interest expense incurred during the March 31, 2012 quarter on debt financings that occurred in March, 2012, prior to and in anticipation of, the closing of the Morgan Keegan acquisition.

(5) The non-GAAP adjustment reduces net income for the income tax effect of all the pre-tax non-GAAP adjustments, utilizing the year-to-date effective tax rate to determine the current tax expense.

(6) The non-GAAP adjustment to the weighted average common shares outstanding in the basic and diluted non-GAAP earnings per share computation reduces the actual shares outstanding for the effect of the 11,075,000 common shares issued by RJF in February, 2012 as a component of our financing of the Morgan Keegan acquisition.

(7) For the quarter, computed by adding the total equity attributable to RJF, Inc. as of the date indicated plus the prior quarter-end total, divided by two. For the year-to-date period, computed by adding the total equity attributable to RJF, Inc. as of each quarter-end date during the indicated year to-date period, plus the beginning of the year total, divided by four.

(8) The calculation of non-GAAP average equity includes the impact on equity of the non-GAAP adjustments described in the table above, as applicable for each respective period.

(9) Computed by utilizing the net income attributable to RJF, Inc.-non-GAAP basis and the average equity-non-GAAP basis, for each respective period. See footnotes (7) and (8) above for the calculation of average equity-non-GAAP basis.

Raymond James Bank
Selected financial highlights (Unaudited)

Selected operating data:

	Three months ended				
	June 30, 2013	June 30, 2012	% Change	March 31, 2013	% Change
	($ in thousands)				
Net interest income	$ 83,313	$ 84,571	(1)%	$ 85,197	(2)%
Net revenues[1]	$ 80,877	$ 87,856	(8)%	$ 87,397	(7)%
Bank loan loss (benefit) provision	$ (2,142)	$ 9,315	(123)%	$ 3,737	(157)%
Pre-tax income	$ 62,881	$ 59,801	5%	$ 64,276	(2)%
Net charge-offs	$ 5,501	$ 4,798	15%	$ 1,348	308%
Net interest margin (% earning assets)	3.20%	3.69%	(13)%	3.28%	(2)%
Adjusted net interest margin[2]	3.41%	3.79%	(10)%	3.49%	(2)%

	Nine months ended		
	June 30, 2013	June 30, 2012	% Change
	($ in thousands)		
Net interest income	$ 256,256	$ 235,538	9%
Net revenues[1]	$ 257,696	$ 243,701	6%
Bank loan loss provision	$ 4,518	$ 21,925	(79)%
Pre-tax income	$ 195,100	$ 170,117	15%
Net charge-offs	$ 9,229	$ 18,547	(50)%
Net interest margin (% earning assets)	3.32%	3.49%	(5)%
Adjusted net interest margin[2]	3.51%	3.73%	(6)%

(see explanations to the footnotes in the tables above on the following page)

Raymond James Bank
Selected financial highlights (Unaudited)

(continued from previous page)

<u>RJ Bank Balance Sheet data:</u>

	As of				
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
	($ in thousands)				
Total assets[3]	$ 10,557,039	$ 10,329,814	$ 10,101,796	$ 9,715,724	$ 9,383,687
Total equity	$ 1,113,726	$ 1,102,185	$ 1,058,370	$ 1,038,449	$ 981,657
Total loans, net	$ 8,689,389	$ 8,416,245	$ 8,459,998	$ 7,991,512	$ 7,838,574
Total deposits[3]	$ 9,146,617	$ 9,074,716	$ 8,947,413	$ 8,600,491	$ 8,277,658
Available for Sale (AFS) securities, at fair value	$ 481,808	$ 514,970	$ 476,604	$ 500,110	$ 511,191
Net unrealized loss on AFS securities, before tax	$ (13,874)	$ (8,855)	$ (12,288)	$ (16,797)	$ (33,621)
Total capital (to risk-weighted assets)	13.3% [4]	13.4%	13.1%	13.4%	12.8%
Tier I capital (to adjusted assets)	10.7% [4]	10.5%	10.7%	10.9%	10.9%
Commercial Real Estate (CRE) and CRE construction loans [5]	$ 1,207,060	$ 1,165,298	$ 1,107,433	$ 985,924	$ 980,673
Commercial and industrial loans[5]	$ 5,256,595	$ 5,225,544	$ 5,227,142	$ 5,018,831	$ 5,081,307
Residential mortgage loans[5]	$ 1,720,133	$ 1,698,678	$ 1,693,576	$ 1,692,050	$ 1,717,784
Securities based loans[5]	$ 501,994	$ 433,290	$ 414,010	$ 352,431	$ 89,585
Loans held for sale[5] [6]	$ 178,478	$ 91,329	$ 206,757	$ 147,032	$ 175,548

<u>Management data:</u>

	As of				
	June 30, 2013	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012
	($ in thousands)				
Allowance for loan losses	$ 142,393	$ 150,286	$ 148,021	$ 147,541	$ 149,084
Allowance for loan losses (as % of loans)	1.61%	1.75%	1.72%	1.81%	1.87%
Nonperforming loans[7]	$ 107,118	$ 114,041	$ 110,627	$ 106,660	$ 99,896
Other real estate owned	$ 2,487	$ 4,225	$ 3,666	$ 8,218	$ 9,057
Total nonperforming assets	$ 109,605	$ 118,266	$ 114,293	$ 114,878	$ 108,953
Nonperforming assets (as % of total assets)	1.04%	1.14%	1.13%	1.18%	1.16%
Total criticized loans[8]	$ 426,309	$ 360,810	$ 394,946	$ 474,340	$ 506,086
1-4 family residential mortgage loans over 30 days past due (as a % 1-4 family residential loans)	3.04%	3.36%	3.61%	3.58%	3.90%

Footnote explanations pertaining to the tables above and on the previous page:

(1) Net revenues equal gross revenue, which includes interest income and non-interest income (including securities losses), less interest expense.

(2) Excludes the impact of excess Raymond James Bank Deposit Program ("RJBDP") deposits held during the respective period. These deposits arise from higher cash balances in firm client accounts due to the market volatility, thus exceeding the RJBDP capacity at outside financial institutions in the program. These deposits were invested in short term liquid investments producing very little interest rate spread.

(3) Includes affiliate deposits.

(4) Estimated

(5) Outstanding loan balances are shown gross of unearned income and deferred expenses and include any held for sale loans in the respective loan category.

(6) Primarily comprised of the guaranteed portions of Small Business Administration section 7(a) loans purchased from other financial institutions.

(7) Nonperforming loans includes 90+ days Past Due plus Nonaccrual Loans.

(8) Represents the loan balance for all loans in the Special Mention, Substandard, Doubtful and Loss classifications as utilized by the banking regulators. In accordance with its accounting policy, RJ Bank does not have any loan balances within the Loss classification as loans or a portion thereof, which are considered to be uncollectible, are charged-off prior to the assignment to this classification.